UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67182 / June 12, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14869

In the Matter of

	:	
AIRTRAX, INC.,	:	ORDER MAKING FINDINGS
AMEDIA NETWORKS, INC.,	:	AND REVOKING
AMERICAN BUSINESS FINANCIAL	:	REGISTRATIONS BY DEFAULT
SERVICES, INC.,	:	AS TO FOUR RESPONDENTS
APPALACHIAN BANCSHARES, INC., and	:	
ARIEL WAY, INC.	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 3, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Airtrax, Inc. (Airtrax), Amedia Networks, Inc. (Amedia Networks), American Business Financial Services, Inc. (American Business), and Appalachian Bancshares, Inc. (Appalachian Bancshares), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by May 9, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). To date, Respondents have not filed Answers, which were due ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On May 23, 2012, Respondents were ordered to show cause, by June 1, 2012, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference was held on June 8, 2012, at which Respondents did not appear, and, to date, no Respondent has shown cause.

Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Airtrax (CIK No. 1081372) is a New Jersey corporation located in Blackwood, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act

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[1] Ariel Way, Inc., filed an Answer to the OIP and remains in the proceeding.

Section 12(g). Airtrax is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $1,977,411 for the prior three months. As of May 1, 2012, the common stock of Airtrax was quoted on OTC Link (symbol "AITX"), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Amedia Networks (CIK No. 933955) is a void Delaware corporation located in Eatontown, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amedia Networks is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $10,808,499 for the prior nine months. As of May 1, 2012, the common stock of Amedia Networks was quoted on OTC Link (symbol "AANI"), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

American Business (CIK No. 772349) is a void Delaware corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Business is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2004, which reported a net loss of $25,237,000 for the prior three months. On January 21, 2005, American Business filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 petition on May 17, 2005, and was still pending as of May 1, 2012. As of May 1, 2012, the common stock of American Business was quoted on OTC Link (symbol "ABFIQ"), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Appalachian Bancshares (CIK No. 1019883) is a noncompliant Georgia corporation located in Ellijay, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Appalachian Bancshares is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $32,660,000 for the prior six months. As of May 1, 2012, the common stock of Appalachian Bancshares was quoted on OTC Link (symbol "APAB"), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Airtrax, Inc., Amedia Networks, Inc., American Business Financial Services, Inc., and Appalachian Bancshares, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge